UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PHARMANET DEVELOPMENT GROUP, INC.
(Name of Issuer)

Common stock, par value $0.001 per share
(Title of Class of Securities)

717148100
(CUSIP Number)

JLL PharmaNet Holdings, LLC
c/o JLL Partners, Inc.
450 Lexington Avenue, 31st Floor
New York, New York 10017
(212) 286-8600
Attention: Peter M. Strothman

Copy to:

Steven J. Daniels, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Rodney Square, P.O. Box 636
Wilmington, Delaware 19899-0636
 (302) 651-3000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

March 20, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

SCHEDULE 13D
CUSIP No. 717148100
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PDGI Holdco, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ⊠
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 19,794,475
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 19,794,475
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,794,475
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14		TYPE OF REPORTING PERSON CO

SCHEDULE 13D
CUSIP No. 717148100
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JLL PharmaNet Holdings, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ⊠
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 19,794,475
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 19,794,475
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,794,475
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14		TYPE OF REPORTING PERSON OO

SCHEDULE 13D
CUSIP No. 717148100
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JLL Partners Fund VI, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ⊠
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 19,794,475
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 19,794,475
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,794,475
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14		TYPE OF REPORTING PERSON PN

SCHEDULE 13D
CUSIP No. 717148100
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JLL Associates VI, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ⊠
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 19,794,475
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 19,794,475
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,794,475
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14		TYPE OF REPORTING PERSON PN

SCHEDULE 13D
CUSIP No. 717148100
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JLL Associates G.P. VI, L.L.C.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ⊠
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 19,794,475
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 19,794,475
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,794,475
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14		TYPE OF REPORTING PERSON OO

SCHEDULE 13D
CUSIP No. 717148100
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Paul S. Levy
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ⊠
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 19,794,475
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 19,794,475
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,794,475
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14		TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP No. 717148100
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ramsey A. Frank
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ⊠
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 19,794,475
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 19,794,475
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,794,475
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14		TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP No. 717148100
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas S. Taylor
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ⊠
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 19,794,475
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 19,794,475
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,794,475
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14		TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP No. 717148100
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Peter M. Strothman
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ⊠
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 19,794,475
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 19,794,475
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,794,475
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14		TYPE OF REPORTING PERSON IN

Item 1.  Security and Issuer

The class of securities to which this statement on Schedule 13D (the "Schedule 13D") relates is the common stock, par value $0.001 per share (the "Common Stock"), of PharmaNet Development Group, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 504 Carnegie Center, Princeton, New Jersey 08540.

Item 2.  Identity and Background

(a)   This Schedule 13D is filed by PDGI Holdco, Inc., a Delaware corporation ("Holdco"); JLL PharmaNet Holdings, LLC, a Delaware limited liability company ("Parent"); JLL Partners Fund VI, L.P., a Delaware limited partnership ("JLL Fund VI"); JLL Associates VI, L.P., a Delaware limited partnership ("JLL Associates VI") and the general partner of JLL Fund VI; JLL Associates G.P. VI, L.L.C., a Delaware limited liability company ("JLL Associates VI G.P.") and the general partner of JLL Associates VI; Paul S. Levy, the sole member of JLL Associates VI G.P.; Ramsey A. Frank, a director of Holdco and a manager of Parent; Thomas S. Taylor, a director of Holdco and a manager of Parent; and Peter M. Strothman, a director of Holdco and a manager of Parent (Holdco, Parent, JLL Fund VI, JLL Associates VI, JLL Associates VI G.P.; Mr. Levy;  Mr. Frank; Mr. Taylor and Mr. Strothman collectively being the "Reporting Persons").  Information in this Schedule 13D with respect to each of the Reporting Persons is given solely by that particular Reporting Person, and none of the other Reporting Persons has any responsibility for the accuracy or completeness of information with respect to any other Reporting Person.

(b)  The business address of each of the Reporting Persons is c/o JLL Partners, Inc., 450 Lexington Avenue, 31st Floor, New York, New York 10017.

(c)  The principal business of Holdco is to acquire, hold, and dispose of securities issued by the Company, to receive dividends, interest, or other passive income and gains, and to engage in such other activities as the board of directors deems necessary and advisable.  The principal business of Parent is to acquire, hold, and dispose of securities issued by Holdco, to receive dividends, interest, or other passive income and gains, and to engage in such other activities as the board of managers deems necessary and advisable.  The principal business of JLL Fund VI is to seek long-term capital appreciation by acquiring, holding, and disposing of controlling and non-controlling positions in securities, independently or with others, primarily through leveraged acquisitions, build-ups, recapitalizations, restructurings, management buyouts and similar transactions, and to engage in such other activities as the general partner deems necessary and advisable.  The principal business of JLL Associates VI is to act as the general partner, and be responsible for the business and affairs of JLL Fund VI.  The principal business of JLL Associates VI G.P. is to act as the general partner, and be responsible for the business and affairs, of JLL Associates VI.  The principal business of Mr. Levy is acting as the sole member of JLL Associates VI G.P. and serving in similar capacities with certain affiliates of JLL Fund VI. The principal business of each of Messrs. Frank, Taylor and Strothman is serving as a director and manager of Holdco and Parent, respectively, and serving in similar capacities with certain affiliates of JLL Fund VI.

(d)  During the last five years, none of the Reporting Persons, nor, to the best of their knowledge, any of the directors, executive officers, control persons, general partners or members referred to in paragraph (a) above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, none of the Reporting Persons, nor, to the best of their knowledge, any of the directors, executive officers, control persons, general partners or members referred to in paragraphs (a) and (d) above has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)  JLL Fund VI and JLL Associates VI are each limited partnerships organized under the laws of the State of Delaware.  Parent and JLL Associates VI G.P. are each limited liability companies organized under the laws of the State of Delaware.  Holdco is a corporation incorporated under the laws of the State of Delaware.  Messrs. Levy, Frank, Taylor and Strothman are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

As more fully described in response to Item 4, Parent, PDGI Acquisition Corp., a Delaware corporation and a former wholly-owned subsidiary of Holdco ("Purchaser"), and the Company entered into an Agreement and Plan of Merger , dated as of February 3, 2009 (the “Merger Agreement”), as more fully described in Item 4, pursuant to which Parent, through Purchaser, commenced an offer to purchase all of the outstanding shares of Common Stock of the Company, including the associated rights to purchase Series A Junior Participating Preferred Stock, par value $0.10 per share (collectively with the Common Stock, the "Shares"), at a purchase price of $5.00 per Share net to the seller in cash, without interest and less any applicable withholding taxes (the "Offer Price") upon the terms and subject to the conditions set forth in the Offer to Purchase (together with any amendments or supplements thereto, the "Offer to Purchase") and in the related Letter of Transmittal (together with any amendments or supplements thereto, the "Letter of Transmittal" and together with the Offer to Purchase, the "Offer") which are annexed to, and filed with, the Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission (the "SEC") on February 12, 2009 by Parent, Purchaser, JLL Partners Fund V, L.P., a Delaware limited liability partnership and an affiliate of JLL Fund VI that did not acquire beneficial ownership of any Shares (“JLL Fund V” and, together with JLL Fund VI, the “Sponsors”), and JLL Fund VI, as Exhibits (a)(1)(A) and (a)(1)(B), respectively.  The Offer expired on March 19, 2009 (the "Expiration Date") and on March 20, 2009 Purchaser accepted 17,876,946 Shares and commenced a subsequent offering period, which expired at 5:00 p.m., New York City time, on March 27, 2009.  On March 30, 2009, prior to the filing of the Schedule 13D, Holdco effected a merger of Purchaser with and into the Company (the "Merger"), with the Company as the surviving corporation.  Parent obtained the funds used to acquire the Shares in the Offer and to complete the Merger pursuant to an equity commitment letter delivered by the Sponsors to Parent in connection with the execution of the Merger Agreement whereby the Sponsors agreed to purchase equity securities of

Parent, the proceeds of which were used by Parent to pay the consideration payable to the Company’s stockholders in the Offer and the Merger.  Pursuant to the terms of this equity commitment letter, the Sponsors had the right to elect to have one or the other Sponsor fund the full amount of the capital commitment.  The Sponsors elected to have JLL Fund VI provide the full amount of capital required to be funded under the equity commitment letter, and accordingly JLL Fund VI was the exclusive source of the funds used to acquire the Shares in the Offer and to complete the Merger.

As of the date of this Schedule 13D, Parent may be deemed to be the indirect beneficial owner of 19,794,475 Shares and Holdco is the direct record owner of 19,794,475 Shares.  A copy of the Merger Agreement is incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with the SEC on February 3, 2009.

Item 4.  Purpose of Transaction

The purchases by Parent through Purchaser of the Shares pursuant to the Offer were effected because of the belief that the Company represents an attractive investment based on the Company’s business prospects and strategy.  Holdco holds, and the Reporting Persons beneficially own, the Shares as an investment.

(a)-(b)

The Offer was made in connection with the Merger Agreement.  There was no financing condition to the Offer.  The Offer was conditioned on, among other things, there being validly tendered in the Offer and not properly withdrawn prior to the Expiration Date that number of shares of Common Stock which, together with the number of shares of Common Stock (if any) then owned of record by Parent or Purchaser or with respect to which Parent or Purchaser otherwise had, directly or indirectly, sole voting power, represented at least a majority of the shares of Common Stock outstanding (determined on a fully diluted basis) at the Expiration Date (the "Minimum Condition").  The Offer was also subject to the satisfaction of certain other conditions, including, among other conditions (i) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Condition"), (ii) since February 3, 2009, no fact, circumstance, event, change, effect or occurrence having occurred which has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Company and (iii) satisfaction of certain other conditions as set forth in the Offer to Purchase in Section 13 – "Conditions of the Offer."  On February 17, 2009, Parent and the Company were notified by the Premerger Notification Office of the Federal Trade Commission that early termination of the HSR waiting period had been granted with respect to the Offer and the Merger, and that such waiting period has terminated.  Accordingly, the HSR Condition was satisfied.  On March 19, 2009, 17,876,946 Shares (in addition to 4,636,682 Shares delivered through notices of guaranteed delivery) were validly tendered in the Offer and not properly withdrawn prior to the Expiration Date, representing 90.3% of shares of Common Stock outstanding at the Expiration Date.  Accordingly, the Minimum Condition was satisfied.  As of the Expiration Date, all other conditions to the Offer were satisfied.

Pursuant to the Merger Agreement, at the effective time (the "Effective Time"), Purchaser was merged with and into the Company (the "Merger").  Following the Merger, the separate corporate existence of Purchaser ceased and the Company continued as the surviving corporation (the "Surviving Corporation") and a wholly owned subsidiary of Holdco.  Pursuant to the Merger Agreement, at the Effective Time, each share of Common Stock of the Company issued and outstanding immediately prior to the Effective Time (other than Shares owned by Parent, Purchaser or the Company or any of their respective subsidiaries, and Shares held by dissenting stockholders who properly exercise appraisal rights), was converted into the right to receive $5.00 in cash.  The consummation of the Merger at the Effective Time was subject to the satisfaction or waiver of certain closing conditions as set forth in Article VI of the Merger Agreement, all of which were satisfied as of the Effective Time.

(c)   As of the date of this Schedule 13D, there are no current plans or proposals of the Reporting Persons that relate to or would result in a sale or transfer of a material amount of assets of the Company or any of its subsidiaries.

(d)   As of the date of this Schedule 13D, there are no current plans or proposals of the Reporting Persons that relate to or would result in any change in the present board of directors (the "Board of Directors") or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors, except that, pursuant to the Merger Agreement and effective upon the Expiration Date, Parent was entitled to elect or designate such number of directors, rounded up to the next whole number, on the Board of Directors as is equal to the product of the total number of directors on the Board of Directors (giving effect to the directors elected or designated by Parent pursuant to this sentence) multiplied by the percentage that the aggregate number of shares beneficially owned by Parent, Purchaser or any of their respective Affiliates (as defined in the Merger Agreement) bears to the total number of shares of Common Stock then outstanding.  As disclosed in the Current Report on Form 8-K filed with the SEC by the Company on March 24, 2009, on March 23, 2009, Messrs. Rolf A. Classon, Lewis R. Elias, M.D., Arnold Golieb, David M. Olivier and Per Wold-Olson resigned from the Board of Directors of the Company and Parent exercised its director designation right and designated Messrs. Levy, Frank, Taylor and Strothman as members of the Company's Board of Directors, joining the incumbent directors Jeffrey P. McMullen and Peter G. Tombros.  Upon the Effective Time, the members of the Board of Directors of the Company were Messrs. Levy, Frank, Taylor and Strothman.

(e)   As sole stockholder of the Company, Holdco may, in its sole discretion, make material changes in the present capitalization or dividend policy of the Company.

Pursuant to the Indenture, dated as of August 11, 2004 (the "Indenture"), between the Company (f/k/a SFBC International, Inc.) and U.S. Bank Corporate Trust Administration (successor in interest to Wachovia Bank, National Association), as trustee (the "Trustee"), relating to the Company's 2.25% Convertible Senior Notes due 2024 (the "Notes"), the Offer and the Merger constitute a Fundamental Change (as defined in the Indenture) pursuant to which holders of Notes may exercise a Fundamental Change Repurchase Right (as defined in the Indenture).  In the event of a Fundamental Change, subject to and upon compliance with the provisions of Article X of the Indenture, holders of Notes may exercise conversion rights prior to the Maturity Date (as defined in the Indenture).  However, in accordance with Section 10.12 of the Indenture, from and after the Effective Time of the Merger, Notes surrendered for conversion can be converted solely into cash, without interest and subject to any withholding taxes, and will not be converted into any shares of Common Stock.  From and after the Effective Time, each $1,000 aggregate principal amount of Notes surrendered for conversion will be convertible only into an amount of cash equal to the product of (x) $5.00 and (y) the Conversion Rate (as defined in the Indenture) in effect immediately prior to the Effective Time.

(f)   As of the date of this Schedule 13D, there are no current plans or proposals of the Reporting Persons that relate to or would result in any other material change in the Company’s business or corporate structure.

(g)   Pursuant to the Merger Agreement, at the Effective Time, the Company's Certificate of Incorporation, as amended and as in effect immediately prior to the Effective Time, was amended and restated in its entirety as of the Effective Time to read as the certificate of incorporation of Purchaser in effect immediately prior to the Effective Time, and, as so amended, became the certificate of incorporation of the Surviving Corporation and the by-laws of Purchaser in effect immediately prior to the Effective Time became the by-laws of the Surviving Corporation.

(h)-(i)

As a result of the Merger, the Company became a wholly owned subsidiary of Holdco, Parent will seek to cause the Shares to be removed from listing on Nasdaq and the Shares are eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.  Parent intends to cause the Company to terminate the registration of the Shares under the Exchange Act as soon as the requirements for termination of registration are met.

(j)   As of the date of this Schedule 13D, there are no current plans or proposals of the Reporting Persons that relate to or would result in any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer1

(a)        (i) Holdco is the direct record owner of 19,794,475 Shares, which represent 100% of the outstanding Shares.

(ii) By virtue of its position as sole stockholder of Holdco, Parent may be deemed to be the beneficial owner of 19,794,475 Shares, which represent 100% of the outstanding Shares.
______________________

[1]	Calculation of beneficial ownership is based on 19,794,475 Shares outstanding as of March 27, 2009 as reported by the American Stock Transfer & Trust Company, the depositary agent for the Offer.

(iii) By virtue of its position as a member of Parent, JLL Fund VI may be deemed to be the beneficial owner of 19,794,475 Shares, which represent 100% of the outstanding Shares.

(iv) By virtue of its position as the general partner of JLL Fund VI, JLL Associates VI may be deemed to be the beneficial owner of 19,794,475 Shares, which represent 100% of the outstanding Shares.

(v) By virtue of its position as the general partner of JLL Associates VI, JLL Associates VI G.P. may be deemed to be the beneficial owner of 19,794,475 Shares, which represent 100% of the outstanding Shares.

(vi) By virtue of his position as the sole managing member of JLL Associates VI G.P., Mr. Levy may be deemed to be the beneficial owner of 19,794,475 Shares, which represent 100% of the outstanding Shares.

(vii) By virtue of his position as a director of Holdco and a manager of Parent, Mr. Frank may be deemed to be the beneficial owner of 19,794,475 Shares, which represent 100% of the outstanding Shares.

(viii) By virtue of his position as a director of Holdco and a manager of Parent, Mr. Taylor may be deemed to be the beneficial owner of 19,794,475 Shares, which represent 100% of the outstanding Shares.

(ix) By virtue of his position as a director of Holdco and a manager of Parent, Mr. Strothman may be deemed to be the beneficial owner of 19,794,475 Shares, which represent 100% of the outstanding Shares.

 (b)           Each of the Reporting Persons shares the power to vote or direct the vote and to dispose or direct the disposition of 19,794,475 Shares.

(c)           Other than the Offer described in Items 3 and 4, no other transactions in Shares were effected by the Reporting Persons during the sixty days before the date of this Schedule 13D.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Item 2, Item 3, and Item 4 are incorporated herein by reference.  Except for the equity commitment letter delivered by the Sponsors to Parent as described in Item 3 or as otherwise set forth in this Schedule 13D, none of the Reporting Persons has any contracts, arrangements, understandings, or relationships (legal or otherwise) with each other or with any person with respect to any securities of the Company, including, but not limited to, the transfer of any of the Shares owned by Parent or Purchaser, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits

Agreement and Plan of Merger, dated as of February 3, 2009, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with the SEC on February 3, 2009).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2009

PDGI HOLDCO, INC.

/s/ Paul S. Levy
Paul S. Levy, President

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2009

JLL PHARMANET HOLDINGS, LLC

/s/ Paul S. Levy
Paul S. Levy, President

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2009

JLL PARTNERS FUND VI, L.P.

By its General Partner, JLL Associates VI, L.P.
By its General Partner, JLL Associates G.P. VI, L.L.C.

/s/ Paul S. Levy
Paul S. Levy, as Managing Member of JLL Associates G.P. VI, L.L.C.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2009

JLL ASSOCIATES VI, L.P.

By its General Partner, JLL Associates G.P. VI, L.L.C.

/s/ Paul S. Levy
Paul S. Levy, as Managing Member of JLL Associates G.P. VI, L.L.C.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2009

JLL ASSOCIATES G.P. VI, L.L.C.

/s/ Paul S. Levy
Paul S. Levy, as Managing Member

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2009

/s/ Paul S. Levy
Paul S. Levy

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2009

/s/ Ramsey A. Frank
Ramsey A. Frank

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2009

/s/ Thomas S. Taylor
Thomas S. Taylor

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2009

/s/ Peter M. Strothman
Peter M. Strothman